February 7, 2007

VIA EDGAR, FAX AND OVERNIGHT DELIVERY

Mr. Martin F. James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 9, 2006
File No. 0-19084

Dear Mr. James:

On behalf of PMC-Sierra, Inc. (the “Company”), we are responding to the additional comments in your letter dated January 19, 2007.

In this letter, we have recited the comment from the staff in italicized, bold type and have followed the comment with the Company’s response thereto.

Form 10-K for the year ended December 31, 2005

General

1.	We note your response to comment 2 of our letter dated October 3, 2006. Please refer to the guidance provided in “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” posted on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm. Please amend your Form 10-K for the year ended December 31, 2005 to fully comply.

We have reviewed the guidance you provided above and note that pursuant to our telephone conversation on Thursday, February, 1, 2007, the Company intends to comply with the above guidance in its Annual Report on Form 10-K for the year ended December 31, 2006, instead of amending its Form 10-K/A for the year ended December 31, 2005.

*        *        *

Mr. Martin F. James

February 7, 2007

PMC has asked us to acknowledge, on PMC’s behalf, that:

•	PMC is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	PMC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to resolve the remaining comment. If you have additional questions, please contact Donna Petkanics or me at (650) 493-9300, or Alan Krock at (604) 415-6750.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Glenn Luinenburg
Glenn J. Luinenburg

cc:	David Burton, Securities and Exchange Commission
Alan Krock, PMC-Sierra, Inc.
Olin Anton, Deloitte & Touche LLP